SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February, 2017

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K consists of the press release dated February 9, 2017, which appears immediately following this page.

February 9, 2017

Ferroglobe Announces Pricing of $350,000,000 Senior Notes Due 2022

LONDON, Feb. 9, 2017 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe”) announced today that it has priced its offering of $350,000,000 aggregate principal amount of Senior Notes due 2022 (the “Notes”). The Notes will bear interest at an annual rate of 9.375% and will be issued at 100% of their nominal value. The offering is subject to customary closing conditions and settlement is expected to occur on February 15, 2017.

The Notes will be co-issued with Ferroglobe’s wholly owned subsidiary, Globe Specialty Metals, Inc. (“GSM”), and guaranteed by certain of Ferroglobe’s other subsidiaries (the “Guarantees” and, together with the Notes, the “Securities”). An amendment to GSM’s existing revolving credit facility is also expected to become effective on or around February 15, 2017. Under the amendment, it is expected that borrowings up to an aggregate principal amount of $200,000,000 will be made available to Ferroglobe and GSM as co-borrowers.

The proceeds from the offering of the Notes will be used to (i) repay certain existing indebtedness, (ii) pay certain compensation expenses owed to Ferroglobe’s former Executive Chairman and (iii) pay certain fees and expenses incurred in connection with the foregoing.

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London.

Cautionary Statement

It may be unlawful to distribute this press release in certain jurisdictions. The information in this press release does not constitute an offer of securities for sale or a solicitation of an offer to buy securities in Canada, Japan, Australia or the United States or in any other jurisdiction in which such offer, solicitation or sale is not permitted.

The Securities have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the Securities may not be sold in the United States unless they are registered or are exempt from registration. The Company does not intend to register any portion of this offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements. The Securities are being offered only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act and outside the United States in accordance with Regulation S under the U.S. Securities Act. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

This communication is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement has been prepared on the basis that any offer of the Securities will be made pursuant to an exemption under Article 3 of Directive 2003/71/EC (the “Prospectus Directive”), as implemented in member states of the European Economic Area (the “EEA”), from the requirement to publish a prospectus for offers of Securities. Accordingly any person making or intending to make any offer within the EEA of the Securities, which are the subject of the placement contemplated in this announcement may only do so in circumstances in which no obligation arises for the issuer or any of the initial purchasers of such Securities to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, or otherwise, in each case, in relation to such offer. Neither the issuer nor the initial purchasers of such Securities have authorized, nor do they authorize, the making of any offer of Securities in circumstances in which an obligation arises for the issuer or any initial purchasers of such Securities to publish or supplement a prospectus for such offer.

Neither the content of Ferroglobe’s website nor any website accessible by hyperlinks on Ferroglobe’s website is incorporated in, or forms part of, this announcement. The distribution of this announcement into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company’s future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may,” “could,” “seek,” “guidance,” “predicts,” “potential,” “likely,” “believe,” “will,” “expect,” “anticipate,: “estimate,” “plan,” “intends,” “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvii) Ferroglobe’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan, 786-509-6925

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2017
FERROGLOBE PLC

By:	/s/ Nick Deeming
Name:	Nick Deeming
Title:	Corporate Secretary